UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03	YEAR: 2014
GRUPO TELEVISA, S.A.B.

STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
10000000	TOTAL ASSETS	207,524,807	194,108,920
11000000	CURRENT ASSETS	66,893,428	53,207,745
11010000	CASH AND CASH EQUIVALENTS	26,673,883	16,692,033
11020000	SHORT-TERM INVESTMENTS	4,468,064	3,722,976
11020010	FINANCIAL INSTRUMENTS AVAILABLE FOR SALE	0	0
11020020	FINANCIAL INSTRUMENTS FOR NEGOTIATION	0	0
11020030	FINANCIAL INSTRUMENTS HELD TO MATURITY	4,468,064	3,722,976
11030000	CUSTOMER (NET)	12,541,822	20,734,137
11030010	CUSTOMER	15,454,144	23,226,673
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-2,912,322	-2,492,536
11040000	OTHER ACCOUNTS RECEIVABLE (NET)	3,002,687	3,759,512
11040010	OTHER ACCOUNTS RECEIVABLE	3,214,836	3,995,953
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-212,149	-236,441
11050000	INVENTORIES	2,623,805	1,718,366
11051000	BIOLOGICAL ASSETS CURRENT	0	0
11060000	OTHER CURRENT ASSETS	17,583,167	6,580,721
11060010	ADVANCE PAYMENTS	1,841,744	1,469,241
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	2,538	3,447
11060030	ASSETS AVAILABLE FOR SALE	9,623,216	0
11060050	RIGHTS AND LICENSING	0	0
11060060	OTHER	6,115,669	5,108,033
12000000	NON-CURRENT ASSETS	140,631,379	140,901,175
12010000	ACCOUNTS RECEIVABLE (NET)	8,000	0
12020000	INVESTMENTS	36,746,388	56,267,166
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	4,682,177	18,250,764
12020020	HELD-TO-MATURITY DEBT SECURITIES	510,459	631,964
12020030	OTHER AVAILABLE- FOR- SALE INVESTMENTS	31,518,788	37,359,819
12020040	OTHER	34,964	24,619
12030000	PROPERTY, PLANT AND EQUIPMENT (NET)	57,854,635	53,476,475
12030010	BUILDINGS	14,581,831	14,843,097
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	84,905,488	74,378,057
12030030	OTHER EQUIPMENT	8,583,977	8,073,547
12030040	ACCUMULATED DEPRECIATION	-58,075,600	-49,198,237
12030050	CONSTRUCTION IN PROGRESS	7,858,939	5,380,011
12040000	INVESTMENT PROPERTIES	0	0
12050000	NON-CURRENT BIOLOGICAL ASSETS	0	0
12060000	INTANGIBLE ASSETS (NET)	25,979,970	11,382,311
12060010	GOODWILL	5,815,270	2,621,530
12060020	TRADEMARKS	1,749,197	1,749,402
12060030	RIGHTS AND LICENSING	1,420,476	1,344,190
12060031	CONCESSIONS	3,655,985	3,655,985
12060040	OTHER	13,339,042	2,011,204
12070000	DEFERRED TAX ASSETS	11,159,651	10,608,778
12080000	OTHER NON-CURRENT ASSETS	8,882,735	9,166,445
12080001	ADVANCE PAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	417	4,941
12080020	EMPLOYEE BENEFITS	0	0
12080021	ASSETS AVAILABLE FOR SALE	0	0
12080040	DEFERRED ASSETS (NET)	0	0
12080050	OTHER	8,882,318	9,161,504
20000000	TOTAL LIABILITIES	122,668,305	115,529,487
21000000	CURRENT LIABILITIES	31,314,950	40,283,067
21010000	BANK LOANS	335,748	312,715
21020000	STOCK MARKET LOANS	0	0
21030000	OTHER INTEREST BEARING LIABILITIES	418,806	424,698
21040000	SUPPLIERS	12,371,031	10,719,484
21050000	TAXES PAYABLE	1,201,663	1,692,415
21050010	INCOME TAXES PAYABLE	463,280	642,385
21050020	OTHER TAXES PAYABLE	738,383	1,050,030
21060000	OTHER CURRENT LIABILITIES	16,987,702	27,133,755
21060010	INTEREST PAYABLE	1,210,197	796,229
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
21060030	DEFERRED INCOME	11,038,148	21,962,847
21060050	EMPLOYEE BENEFITS	1,078,699	857,903
21060060	PROVISIONS	226,920	174,678
21060061	LIABILITIES RELATED TO CURRENT AVAILABLE FOR SALE ASSETS	0	0
21060080	OTHER	3,433,738	3,342,098
22000000	NON-CURRENT LIABILITIES	91,353,355	75,246,420
22010000	BANK LOANS	10,717,863	13,385,879
22020000	STOCK MARKET LOANS	65,986,904	46,357,221
22030000	OTHER INTEREST BEARING LIABILITIES	4,443,683	4,494,549
22040000	DEFERRED TAX LIABILITIES	0	0
22050000	OTHER NON-CURRENT LIABILITIES	10,204,905	11,008,771
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	338,499	335,336
22050020	DEFERRED INCOME	897,596	474,011
22050040	EMPLOYEE BENEFITS	240,518	79,810
22050050	PROVISIONS	53,702	59,614
22050051	LIABILITIES RELATED TO NON-CURRENT AVAILABLE FOR SALE ASSETS	0	0
22050070	OTHER	8,674,590	10,060,000
30000000	STOCKHOLDERS' EQUITY	84,856,502	78,579,433
30010000	CONTROLLING INTEREST	73,582,119	68,311,434
30030000	SOCIAL CAPITAL	4,978,126	4,978,126
30040000	SHARES REPURCHASED	-12,650,720	-12,848,448
30050000	PREMIUM ON ISSUANCE OF SHARES	15,889,819	15,889,819
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CAPITAL CONTRIBUTED	0	0
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	60,183,781	56,897,886
30080010	LEGAL RESERVE	2,139,007	2,139,007
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	58,845,619	51,097,340
30080040	NET INCOME FOR THE YEAR	2,882,651	7,748,279
30080050	OTHER	-3,683,496	-4,086,740
30090000	OTHER ACCUMULATED COMPREHENSIVE RESULTS (NET OF TAX)	5,181,113	3,394,051
30090010	EARNINGS PER PROPERTY REASSESSMENT	0	0
30090020	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	58,418	58,418
30090030	RESULT FOR FOREIGN CURRENCY CONVERSION	61,511	49,629
30090040	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	2,257,310	1,163,122
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-161,496	-140,944
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	2,694,506	1,997,966
30090070	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	270,864	265,860
30090080	OTHER COMPREHENSIVE RESULT	0	0
30020000	NON-CONTROLLING INTEREST	11,274,383	10,267,999

DATA INFORMATION
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
91000010	FOREIGN CURRENCY LIABILITIES SHORT-TERM	6,533,906	6,772,104
91000020	FOREIGN CURRENCY LIABILITIES LONG-TERM	45,013,520	32,170,424
91000030	CAPITAL STOCK NOMINAL	2,494,410	2,494,410
91000040	RESTATEMENT OF CAPITAL STOCK	2,483,716	2,483,716
91000050	PENSIONS AND SENIORITY PREMIUMS	2,071,993	2,009,430
91000060	NUMBER OF EXECUTIVES (*)	72	72
91000070	NUMBER OF EMPLOYEES (*)	38,390	31,975
91000080	NUMBER OF WORKERS (*)	0	0
91000090	NUMBER OF OUTSTANDING SHARES (*)	338,373,267,960	335,501,022,792
91000100	NUMBER OF REPURCHASED SHARES (*)	24,056,619,171	26,928,864,339
91000110	RESTRICTED CASH (1)	0	0
91000120	DEBT OF NON-CONSOLIDATED COMPANIES GUARANTEED	0	0

(1) THIS CONCEPT MUST BE COMPLETED WHEN GUARANTEES HAVE BEEN PROVIDED AFFECTING CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40010000	NET INCOME	56,098,147	19,829,693	52,347,647	18,763,125
40010010	SERVICES	42,611,709	15,170,941	40,248,440	14,650,126
40010020	SALE OF GOODS	1,600,429	500,032	1,577,721	543,089
40010030	INTEREST	0	0	0	0
40010040	ROYALTIES	4,427,313	1,592,831	3,890,042	1,309,638
40010050	DIVIDENDS	0	0	0	0
40010060	LEASE	7,458,696	2,565,889	6,631,444	2,260,272
40010061	CONSTRUCTION	0	0	0	0
40010070	OTHER	0	0	0	0
40020000	COST OF SALES	30,245,578	10,357,163	28,115,183	9,697,179
40021000	GROSS PROFIT (LOSS)	25,852,569	9,472,530	24,232,464	9,065,946
40030000	GENERAL EXPENSES	12,683,043	4,367,281	10,974,077	3,890,549
40040000	INCOME (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET	13,169,526	5,105,249	13,258,387	5,175,397
40050000	OTHER INCOME AND (EXPENSE), NET	-4,759,838	-4,546,637	160,826	-101,079
40060000	OPERATING INCOME (LOSS)	8,409,688	558,612	13,419,213	5,074,318
40070000	FINANCE INCOME	1,662,885	1,217,408	791,679	261,731
40070010	INTEREST INCOME	891,944	329,928	791,679	261,731
40070020	FOREIGN EXCHANGE GAIN, NET	0	0	0	0
40070030	DERIVATIVES GAIN, NET	0	116,539	0	0
40070040	EARNINGS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	770,941	770,941	0	0
40070050	OTHER	0	0	0	0
40080000	FINANCE EXPENSE	4,455,069	1,654,635	3,965,693	1,423,780
40080010	INTEREST EXPENSE	4,056,896	1,421,427	3,503,812	1,233,961
40080020	FOREIGN EXCHANGE LOSS, NET	365,988	233,208	304,321	121,396
40080030	DERIVATIVES LOSS, NET	32,185	0	157,560	68,423
40080050	LOSS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER	0	0	0	0
40090000	FINANCE INCOME (EXPENSE) NET	-2,792,184	-437,227	-3,174,014	-1,162,049
40100000	PARTICIPATION IN THE RESULTS OF ASSOCIATES AND JOINT VENTURES	47,539	116,387	-923,189	-199,814
40110000	INCOME (LOSS) BEFORE INCOME TAXES	5,665,043	237,772	9,322,010	3,712,455
40120000	INCOME TAXES	1,666,888	65,843	2,945,454	1,080,887
40120010	INCOME TAX, CURRENT	3,114,930	1,248,470	4,431,171	1,091,863
40120020	INCOME TAX, DEFERRED	-1,448,042	-1,182,627	-1,485,717	-10,976
40130000	INCOME (LOSS) FROM CONTINUING OPERATIONS	3,998,155	171,929	6,376,556	2,631,568
40140000	INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET	0	0	0	0
40150000	NET INCOME (LOSS)	3,998,155	171,929	6,376,556	2,631,568
40160000	NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,115,504	354,730	1,092,107	242,316
40170000	NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	2,882,651	-182,801	5,284,449	2,389,252

40180000	NET INCOME (LOSS) PER BASIC SHARE	1.00	-0.06	1.85	0.84
40190000	NET INCOME (LOSS) PER DILUTED SHARE	0.93	-0.06	1.71	0.77

STATEMENTS OF COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (NET OF INCOME TAXES)
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40200000	NET INCOME (LOSS)	3,998,155	171,929	6,376,556	2,631,568
	ITEMS NOT TO BE RECLASSIFIED INTO RESULTS
40210000	EARNINGS PER PROPERTY REASSESSMENT	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	0	0	0	0
40220100	PARTICIPATION IN RESULTS FOR REVALUATION OF PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED INTO RESULTS
40230000	RESULT FOR FOREIGN CURRENCY CONVERSION	1,036	29,741	87,050	53,034
40240000	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	1,094,188	500,578	433,726	-151,525
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-20,552	74,214	-2,704	-26,289
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	696,540	647,646	-218,620	9,665
40270000	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	5,004	7,721	110,726	75,599
40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	1,776,216	1,259,900	410,178	-39,516

40300000	COMPREHENSIVE INCOME (LOSS)	5,774,371	1,431,829	6,786,734	2,592,052
40320000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,104,658	347,899	1,094,878	247,587
40310000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	4,669,713	1,083,930	5,691,856	2,344,465

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	8,181,297	2,848,974	7,278,088	2,490,282

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION (TWELVE MONTHS)
FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	YEAR
		CURRENT	PREVIOUS
92000030	NET INCOME (**)	77,541,211	72,140,103
92000040	OPERATING INCOME (LOSS) (**)	13,728,810	18,742,843
92000050	CONTROLLING INTEREST NET INCOME (LOSS) (**)	7,855,726	9,481,710
92000060	NET INCOME (LOSS) (**)	5,346,481	8,282,526
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	10,749,575	9,577,702

(**) INFORMATION FOR THE LAST TWELVE MONTHS

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
OPERATING ACTIVITIES
50010000	INCOME (LOSS) BEFORE INCOME TAXES	5,665,043	9,322,010
50020000	+ (-) ITEMS NOT REQUIRING CASH	897,156	723,191
50020010	+ ESTIMATES FOR THE PERIOD	795,241	623,999
50020020	+ PROVISIONS FOR THE PERIOD	0	0
50020030	+ (-) OTHER UNREALIZED ITEMS	101,915	99,192
50030000	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	11,900,620	8,014,526
50030010	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	8,181,297	7,278,088
50030020	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	304,994	161,588
50030030	+ (-) LOSS (REVERSION) IMPAIRMENT	0	0
50030040	(-) + EQUITY IN RESULTS OF AFFILIATES AND JOINT VENTURES	(47,539)	923,189
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST INCOME	(255,629)	(30,825)
50030070	(-) FOREIGN EXCHANGE FLUCTUATION	(612,265)	(468,762)
50030080	(-) + OTHER ITEMS	4,329,762	151,248
50040000	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	5,428,758	4,749,028
50040010	(+) ACCRUED INTEREST	4,056,896	3,503,812
50040020	(+) FOREIGN EXCHANGE FLUCTUATION	1,258,396	650,211
50040030	(+) FINANCIAL OPERATIONS OF DERIVATIVES	(738,756)	157,560
50040040	+ (-) OTHER ITEMS	852,222	437,445
50050000	CASH FLOW BEFORE INCOME TAX	23,891,577	22,808,755
50060000	CASH FLOWS PROVIDED OR USED IN OPERATION	(7,601,960)	(10,534,151)
50060010	+ (-) DECREASE (INCREASE) IN CUSTOMERS	7,560,554	7,652,870
50060020	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,000,740)	(3,417,809)
50060030	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLES AND OTHER ASSETS	(1,317,493)	(2,440,346)
50060040	+ (-) INCREASE (DECREASE) IN SUPPLIERS	1,370,046	221,067
50060050	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(11,686,897)	(8,252,067)
50060060	+ (-) INCOME TAXES PAID OR RETURNED	(2,527,430)	(4,297,866)
50070000	NET CASH FLOWS FROM OPERATING ACTIVITIES	16,289,617	12,274,604
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM INVESTING ACTIVITIES	(15,804,526)	(17,978,269)
50080010	(-) PERMANENT INVESTMENTS IN SHARES	(9,361)	(1,352,968)
50080020	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(9,990,264)	(8,627,115)
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	415,013	82,193
50080050	(-) TEMPORARY INVESTMENTS	(1,058,282)	(420,060)
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	434,700	2,278,985
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	(151,146)	(446,419)
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) BUSINESS ACQUISITIONS	0	0
50080100	+ BUSINESS DISPOSITIONS	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+ (-) DECREASE (INCREASE) IN ADVANCES AND LOANS TO THIRD PARTIES	0	0
50080140	+ (-) OTHER ITEMS	(5,445,186)	(9,492,885)
FINANCING ACTIVITIES
50090000	NET CASH FLOWS FROM FINANCING ACTIVITIES	9,500,297	1,809,551
50090010	+ BANK FINANCING	2,079,933	342,984
50090020	+ STOCK MARKET FINANCING	18,394,625	6,442,598
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTIZATION	(6,752,103)	(157,410)
50090050	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
50090060	(-) OTHER FINANCING AMORTIZATION	(346,250)	(291,968)
50090070	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	0	(1,084,192)
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	(3,585,362)	(3,232,136)
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	+ (-) OTHER ITEMS	(290,546)	(210,325)

50100000	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	9,985,388	(3,894,114)
50110000	CHANGES IN THE VALUE OF CASH AND CASH EQUIVALENTS	(3,538)	26,671
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,692,033	19,063,325
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	26,673,883	15,195,882

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	ADDITIONAL PAID-IN CAPITAL	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS OR ACCUMULATED LOSSES		ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONTROLLING INTEREST	NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS’ EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1, 2013	4,978,126	-13,103,223	15,889,819	0	0	2,139,007	48,934,392	1,805,884	60,644,005	7,890,598	68,534,603

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	-101,814	0	-101,814	-1,088	-102,902

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	-1,084,192	0	-1,084,192	-107,138	-1,191,330

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	-843,989	0	0	0	0	0	0	-843,989	0	-843,989

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	1,319,824	0	0	0	0	-38,390	0	1,281,434	-3,924	1,277,510

COMPREHENSIVE INCOME	0	0	0	0	0	0	5,284,449	407,407	5,691,856	1,094,878	6,786,734

BALANCE AT SEPTEMBER 30, 2013	4,978,126	-12,627,388	15,889,819	0	0	2,139,007	52,994,445	2,213,291	65,587,300	8,873,326	74,460,626
BALANCE AT JANUARY 1, 2014	4,978,126	-12,848,448	15,889,819	0	0	2,139,007	54,758,879	3,394,051	68,311,434	10,267,999	78,579,433

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	0	0	0	-98,224	-98,224

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	-1,050,277	0	0	0	0	0	0	-1,050,277	0	-1,050,277

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	1,248,005	0	0	0	0	403,244	0	1,651,249	-50	1,651,199

COMPREHENSIVE INCOME	0	0	0	0	0	0	2,882,651	1,787,062	4,669,713	1,104,658	5,774,371

BALANCE AT SEPTEMBER 30, 2014	4,978,126	-12,650,720	15,889,819	0	0	2,139,007	58,044,774	5,181,113	73,582,119	11,274,383	84,856,502

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03 YEAR: 2014
GRUPO TELEVISA, S.A.B.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED Final Printing

MEXICO CITY, D.F., OCTOBER 23, 2014—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR THIRD-QUARTER 2014. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).

THE FOLLOWING INFORMATION SETS FORTH CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE QUARTERS ENDED SEPTEMBER 30, 2014 AND 2013, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE THAT EACH LINE REPRESENTS OF NET SALES AND THE PERCENTAGE CHANGE WHEN COMPARING 2014 WITH 2013:

NET SALES

NET SALES INCREASED BY 5.7% TO PS.19,829.7 MILLION IN THIRD-QUARTER 2014 COMPARED WITH PS.18,763.1 MILLION IN THIRD-QUARTER 2013. THIS INCREASE WAS ATTRIBUTABLE TO STRONG GROWTH IN OUR SKY AND TELECOMMUNICATIONS BUSINESSES. OPERATING SEGMENT INCOME INCREASED 4.4%, REACHING PS.8,312.1 MILLION WITH A MARGIN OF 41.1% IN THIRD-QUARTER 2014 COMPARED WITH PS.7,960.9 MILLION WITH A MARGIN OF 41.6% IN THIRD-QUARTER 2013.

NET (LOSS) INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY

NET INCOME OR LOSS ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY AMOUNTED TO A NET LOSS OF PS.182.8 MILLION IN THIRD-QUARTER 2014 COMPARED WITH A NET INCOME OF PS.2,389.3 MILLION IN THIRD-QUARTER 2013. THE NET CHANGE OF PS.2,572.1 MILLION REFLECTED (I) A PS.4,445.5 MILLION INCREASE IN OTHER EXPENSE, NET, AS A RESULT MAINLY OF A ONE-TIME NON-CASH LOSS FROM THE AGREEMENT TO SELL OUR 50% INVESTMENT IN GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE PARENT COMPANY OF IUSACELL; (II) A PS.112.4 MILLION INCREASE IN NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS; AND (III) A PS.70.2 MILLION DECREASE IN INCOME BEFORE OTHER EXPENSE, NET. THESE UNFAVORABLE VARIANCES WERE OFFSET BY (I) A PS.1,015.0 MILLION DECREASE IN INCOME TAXES; (II) A PS.724.8 MILLION DECREASE IN FINANCE EXPENSE, NET; AND (III) A PS.316.2 MILLION FAVORABLE CHANGE IN SHARE OF INCOME OR LOSS OF JOINT VENTURES AND ASSOCIATES, NET.

THIRD-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS THIRD-QUARTER CONSOLIDATED RESULTS ENDED SEPTEMBER 30, 2014 AND 2013, FOR EACH OF OUR BUSINESS SEGMENTS. CONSOLIDATED RESULTS FOR THE THIRD-QUARTER 2014 AND 2013 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

CONTENT

THIRD-QUARTER SALES DECREASED BY 3.4% TO PS.8,491.8 MILLION COMPARED WITH PS.8,794.0 MILLION IN THIRD-QUARTER 2013.

ADVERTISING

ADVERTISING REVENUE DECREASED BY 6.4% TO PS.6,015.4 MILLION COMPARED WITH PS.6,426.7 MILLION IN THIRD-QUARTER 2013. THESE RESULTS REFLECT  LOWER ADVERTISING REVENUES FROM OUR NATIONAL FREE TO AIR NETWORKS EXPLAINED PARTIALLY BY THE NEW REGULATION THAT RESTRICTS TELEVISION ADVERTISING DURING CERTAIN TIME SLOTS FOR HIGH-CALORIC FOODS AND BEVERAGES. IN ADDITION, OUR FREE TO AIR ADVERTISING REVENUES WERE AFFECTED BY THE SHIFT OF SOME ADVERTISING BUDGETS FROM THE THIRD-QUARTER TO THE SECOND QUARTER, WHEN THE MAJORITY OF THE MATCHES OF THE 2014 WORLD CUP TOOK PLACE, AND BY A WEAK ECONOMIC ENVIRONMENT. ADVERTISING IN PAY-TV NETWORKS INCREASED BY 18.1% AND REPRESENTED 5.8% OF OUR ADVERTISING REVENUES.

NETWORK SUBSCRIPTION REVENUE

THIRD-QUARTER NETWORK SUBSCRIPTION REVENUE DECREASED BY 17.6% TO PS.718.5 MILLION COMPARED WITH PS.872.3 MILLION IN THIRD-QUARTER 2013. THESE RESULTS REFLECT FORGONE REVENUE AS A RESULT OF COMPLIANCE WITH THE MUST-OFFER RULING THAT CAME INTO EFFECT WITH THE CONSTITUTIONAL REFORM IN MATTERS OF TELECOMMUNICATIONS. THE MUST-OFFER RULING REQUIRES US TO ALLOW THE RETRANSMISSION FREE OF CHARGE AND ON A NON-DISCRIMINATORY BASIS OF FREE-TO-AIR TELEVISION SIGNALS TO PAY-TV LICENSEES THAT OPERATE IN THE SAME AREA OF GEOGRAPHIC COVERAGE, SUBJECT TO CERTAIN CONDITIONS BEING MET.

LICENSING AND SYNDICATION

LICENSING AND SYNDICATION REVENUE INCREASED BY 17.6% TO PS.1,757.9 MILLION COMPARED WITH PS.1,495.0 MILLION IN THIRD-QUARTER 2013. THE GROWTH IS EXPLAINED MAINLY BY AN INCREASE OF 22.4% IN ROYALTIES FROM UNIVISION, FROM US$71.4 MILLION IN THIRD-QUARTER 2013 TO US$87.4 MILLION IN THIRD-QUARTER 2014. SALES TO LATIN AMERICA AND THE REST OF THE WORLD EXPERIENCED SOLID GROWTH. THESE POSITIVE EFFECTS WERE PARTIALLY COMPENSATED BY LOWER REVENUES FROM OUR COPRODUCTIONS OVERSEAS.

THIRD-QUARTER OPERATING SEGMENT INCOME DECREASED BY 8.5% TO PS.4,042.0 MILLION COMPARED WITH PS.4,415.1 MILLION IN THIRD-QUARTER 2013; THE MARGIN WAS 47.6%. THE DROP IN THE MARGIN OF 260 BASIS POINTS FROM SAME QUARTER LAST YEAR IS MAINLY EXPLAINED BY THE DROP ON FREE TO AIR ADVERTISING REVENUES, THE IMPLEMENTATION OF THE MUST-OFFER RULING, AND THE EXPENSES RELATED TO THE BROADCASTING OF THE 2014 WORLD CUP. THIS EFFECT WAS PARTIALLY COMPENSATED BY LOWER PRODUCTION EXPENSES.

SKY

THIRD-QUARTER SALES GREW BY 9.5% TO PS.4,476.8 MILLION COMPARED WITH PS.4,089.8 MILLION IN THIRD-QUARTER 2013. THE INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE IN MEXICO, WHICH IS EXPLAINED BY THE CONTINUED SUCCESS OF SKY’S LOW-COST OFFERINGS AND THE ATTRACTIVENESS OF SKY’S TRADITIONAL PAY-TV PACKAGES. THE NUMBER OF NET ACTIVE SUBSCRIBERS INCREASED BY 160,183 DURING THE QUARTER TO 6,517,735 AS OF SEPTEMBER 30, 2014, OF WHICH 194,646 ARE IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC, COMPARED WITH 5,878,925 AS OF SEPTEMBER 30, 2013.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED BY 12.2% TO PS.2,136.9 MILLION COMPARED WITH PS.1,903.7 MILLION IN THIRD-QUARTER 2013, AND THE MARGIN WAS 47.7%, AN INCREASE OF 120 BASIS POINTS FROM SAME QUARTER LAST YEAR. SKY BENEFITED FROM HIGHER REVENUES AND LOWER PROGRAMMING COSTS RESULTING FROM THE MUST-OFFER RULING, WHICH WERE PARTIALLY COMPENSATED BY HIGHER PROGRAMMING EXPENSES RELATED MAINLY TO THE TRANSMISSION OF CERTAIN MATCHES OF THE 2014 WORLD CUP.

TELECOMMUNICATIONS

THIRD-QUARTER SALES INCREASED BY 21.3% TO PS.5,305.1 MILLION COMPARED WITH PS.4,374.5 MILLION IN THIRD-QUARTER 2013. THIS INCREASE INCLUDES THE CONSOLIDATION, STARTING SEPTEMBER 1ST, OF PS.329.7 MILLION OF REVENUES FROM CABLECOM. REVENUES FROM OUR THREE CABLE OPERATIONS CABLEVISIÓN, CABLEMÁS AND TVI, AND BESTEL EXPERIENCED SOLID GROWTH. INCLUDING THE ACQUISITION OF CABLECOM, VOICE AND DATA REVENUE GENERATING UNITS, OR RGUS, GREW 31.7% AND 38.2% COMPARED WITH THIRD-QUARTER 2013, RESPECTIVELY, WHILE VIDEO RGUS EXPANDED BY 36.8%.

YEAR-OVER-YEAR, CABLEVISIÓN, CABLEMÁS, TVI, AND BESTEL NET SALES INCREASED 14.3%, 9.7%, 19.9%, AND 15.0% RESPECTIVELY.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF RGUS FOR EACH OF OUR FOUR CABLE SUBSIDIARIES AS OF SEPTEMBER 30, 2014:

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND VOICE AS OF SEPTEMBER 30, 2014 AMOUNTED TO 883,164, 739,065 AND 438,507 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND VOICE AS OF SEPTEMBER 30, 2014 AMOUNTED TO 1,204,486, 812,555 AND 403,066 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND VOICE AS OF SEPTEMBER 30, 2014 AMOUNTED TO 478,786, 361,103 AND 172,868 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLECOM OF VIDEO, BROADBAND AND VOICE AS OF SEPTEMBER 30, 2014 AMOUNTED TO 803,850, 252,918 AND 133,456 SUBSCRIBERS, RESPECTIVELY.

THE RGUS OF CABLEVISIÓN, CABLEMÁS , TVI AND CABLECOM AS OF SEPTEMBER 30, 2014 AMOUNTED TO 2,060,736, 2,420,107, 1,012,757 AND 1,190,224, RESPECTIVELY.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED BY 34.0% TO PS.1,981.6 MILLION COMPARED WITH PS.1,479.1 MILLION IN THIRD-QUARTER 2013, AND THE MARGIN REACHED 37.4%, AN INCREASE OF 360 BASIS POINTS FROM SAME QUARTER LAST YEAR. THESE RESULTS INCLUDE THE CONSOLIDATION OF CABLECOM, WHICH CONTRIBUTED PS.157.3 MILLION TO OPERATING SEGMENT INCOME, AND THE BENEFIT FROM LOWER PROGRAMMING COSTS AS A RESULT OF THE MUST-OFFER RULING, WHICH WERE PARTIALLY OFFSET BY HIGHER PERSONNEL, MAINTENANCE, AND MARKETING COSTS AND EXPENSES.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR TELECOMMUNICATIONS SUBSIDIARIES FOR THE QUARTER. IN THE CASE OF CABLECOM ONLY THE MONTH OF SEPTEMBER IS INCLUDED:

THE REVENUES FOR THE QUARTER OF CABLEVISIÓN, CABLEMÁS, TVI, CABLECOM AND BESTEL AMOUNTED TO PS.1,613.1 MILLION, PS.1,720.9 MILLION, PS.819.4 MILLION, PS.329.7 MILLION AND PS.943.1 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME FOR THE QUARTER OF CABLEVISIÓN, CABLEMÁS, TVI, CABLECOM  AND BESTEL AMOUNTED TO PS.664.3 MILLION, PS.630.8 MILLION, PS.323.3 MILLION, PS.157.3 MILLION AND PS.332.3 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.121.1 MILLION IN REVENUES OR PS.126.4 MILLION IN OPERATING SEGMENT INCOME, WHICH ARE CONSIDERED IN THE CONSOLIDATED RESULTS OF TELECOMMUNICATIONS.

OTHER BUSINESSES

THIRD-QUARTER SALES INCREASED BY 3.5% TO PS.1,936.6 MILLION COMPARED WITH PS.1,870.8 MILLION IN THIRD-QUARTER 2013. THIS INCREASE IS EXPLAINED MAINLY BY I) AN INCREASE IN THE REVENUES OF OUR SOCCER BUSINESS; II) AN INCREASE IN THE REVENUES OF OUR GAMING BUSINESS, AS A RESULT OF AN INCREASE IN THE REVENUES FROM OUR ELECTRONIC GAMING MACHINES; III) AN INCREASE IN THE REVENUES OF OUR FEATURE-FILM DISTRIBUTION BUSINESS IN MEXICO AND THE UNITED STATES, DUE IN PART TO THE DISTRIBUTION OF THE FILM “MÁS NEGRO QUE LA NOCHE”; AND IV) AN INCREASE IN THE REVENUES OF OUR RADIO BUSINESS DUE TO HIGHER ADVERTISING SALES. THIS EFFECT WAS PARTIALLY COMPENSATED BY A DECREASE IN THE REVENUES OF OUR PUBLISHING BUSINESS.

THIRD-QUARTER OPERATING SEGMENT INCOME DECREASED BY 7.0% TO PS.151.6 MILLION COMPARED WITH PS.163.0 MILLION IN THIRD-QUARTER 2013, AND THE MARGIN REACHED 7.8%. THESE RESULTS REFLECT LOWER REVENUES FROM OUR PUBLISHING BUSINESS AS WELL AS HIGHER MARKETING COSTS AND EXPENSES IN OUR FEATURE-FILM DISTRIBUTION BUSINESS. THESE EFFECTS WERE PARTIALLY COMPENSATED BY THE INCREASE IN THE PROFITABILITY OF OUR SOCCER AND GAMING BUSINESSES.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE THIRD-QUARTER 2014 AND 2013 AMOUNTED TO PS.380.6 MILLION AND PS.366.0 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSE INCREASED BY PS.62.7 MILLION, OR 21.2%, TO PS.357.9 MILLION IN THIRD-QUARTER 2014, FROM PS.295.2 MILLION IN THIRD-QUARTER 2013. THE INCREASE REFLECTED PRIMARILY A HIGHER SHARE-BASED COMPENSATION EXPENSE.

SHARE-BASED COMPENSATION EXPENSE IN THIRD-QUARTER 2014 AND 2013 AMOUNTED TO PS.224.4 MILLION AND PS.164.7 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD. THE INCREASE OF PS.59.7 MILLION REFLECTED PRIMARILY A HIGHER NUMBER OF OUR CPOS CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES INVOLVED IN OUR TELECOMMUNICATIONS SEGMENT, AS WELL AS THE INCREASE IN THE MARKET PRICE OF OUR CPO FROM LAST YEAR.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, INCREASED BY PS.4,445.5 MILLION TO PS.4,546.6 MILLION IN THIRD- QUARTER 2014, FROM PS.101.1 MILLION IN THIRD-QUARTER 2013. THIS INCREASE REFLECTED PRIMARILY A ONE-TIME NON-CASH LOSS  FROM THE AGREEMENT TO SELL OUR INVESTMENT IN GSF, OUR 50% JOINT VENTURE IN THE IUSACELL TELECOM BUSINESS, IN CONNECTION WITH A TRANSACTION AGREEMENT WITH OUR PARTNER IN GSF IN SEPTEMBER 2014, AS DISCUSSED BELOW.

OTHER EXPENSE, NET, ALSO INCLUDED FINANCIAL ADVISORY AND PROFESSIONAL SERVICES, DONATIONS AND LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT FOR THE THIRD-QUARTER 2014.

NON-OPERATING RESULTS

FINANCE EXPENSE, NET

THE FOLLOWING INFORMATION SETS FORTH THE FINANCE EXPENSE OR INCOME, NET, STATED IN MILLIONS OF MEXICAN PESOS FOR THE QUARTERS ENDED SEPTEMBER 30, 2014 AND 2013:

FINANCE EXPENSE, NET, DECREASED BY PS.724.8 MILLION, OR 62.4%, TO PS.437.2 MILLION IN THIRD-QUARTER 2014 FROM PS.1,162.0 MILLION IN THIRD-QUARTER 2013. THIS DECREASE RESULTED PRIMARILY FROM (I) A INCREASE OF PS.955.9 MILLION IN OTHER FINANCE INCOME, NET, TO PS.887.4 MILLION IN THIRD-QUARTER 2014 COMPARED WITH PS.68.5 MILLION IN OTHER FINANCE EXPENSE, NET IN THIRD-QUARTER 2013, DUE TO A FAVORABLE CHANGE IN FAIR VALUE OF THE EMBEDDED DERIVATE RELATED TO OUR OPTION TO CONVERT OUR INVESTMENT IN DEBENTURES ISSUED BY BROADCASTING MEDIA PARTNERS (“BMP”), THE CONTROLLING COMPANY OF UNIVISION, INTO AN EQUITY STAKE OF BMP; AND (II) A PS.68.2 MILLION INCREASE IN INTEREST INCOME TO PS.330.0 MILLION IN THIRD-QUARTER 2014 COMPARED WITH PS.261.8 MILLION IN THIRD-QUARTER 2013, EXPLAINED PRIMARILY BY A HIGHER AVERAGE AMOUNT OF CASH EQUIVALENTS AND TEMPORARY INVESTMENTS IN THIRD-QUARTER 2014. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY (I) A PS.187.5 MILLION INCREASE IN INTEREST EXPENSE TO PS.1,421.4 MILLION IN THIRD-QUARTER 2014 COMPARED WITH PS.1,233.9 MILLION IN THIRD-QUARTER 2013, DUE PRIMARILY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF DEBT AND FINANCE LEASE OBLIGATIONS IN THIRD-QUARTER 2014; AND (II) A PS.111.8 MILLION INCREASE IN FOREIGN EXCHANGE LOSS TO PS.233.2 MILLION IN THIRD-QUARTER 2014 COMPARED WITH PS.121.4 MILLION IN THIRD-QUARTER 2013, RESULTING PRIMARILY FROM THE EFFECT OF A 3.2% DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR ON OUR AVERAGE NET UNHEDGED U.S. DOLLAR LIABILITY POSITION IN THIRD-QUARTER 2014 COMPARED WITH A 0.9% DEPRECIATION AND A LOWER U.S. DOLLAR LIABILITY POSITION IN THIRD-QUARTER 2013.

SHARE OF INCOME OR LOSS OF JOINT VENTURES AND ASSOCIATES, NET

SHARE OF INCOME OR LOSS OF JOINT VENTURES AND ASSOCIATES, NET, CHANGED BY PS.316.2 MILLION TO A NET INCOME OF PS.116.4 MILLION IN THIRD-QUARTER 2014 FROM A NET LOSS OF PS.199.8 MILLION IN THIRD-QUARTER 2013. THIS CHANGE REFLECTED MAINLY A REDUCTION IN LOSS OF GSF, OUR 50% JOINT VENTURE IN THE IUSACELL TELECOM BUSINESS, AS WELL AS A HIGHER INCOME OF BMP, THE CONTROLLING COMPANY OF UNIVISION.

INCOME TAXES

INCOME TAXES DECREASED BY PS.1,015.0 MILLION TO PS.65.9 MILLION IN THIRD-QUARTER 2014 COMPARED WITH PS.1,080.9 MILLION IN THIRD-QUARTER 2013. THIS DECREASE REFLECTED PRIMARILY A LOWER TAX BASE.

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS INCREASED BY PS.112.4 MILLION, OR 46.4%, TO PS.354.7 MILLION IN THIRD-QUARTER 2014, COMPARED WITH PS.242.3 MILLION IN THIRD-QUARTER 2013. THIS INCREASE REFLECTED PRIMARILY A HIGHER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR TELECOMMUNICATIONS SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING THIRD-QUARTER 2014, WE INVESTED APPROXIMATELY US$332.6 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$183.4 MILLION FOR OUR TELECOMMUNICATIONS SEGMENT, US$102.4 MILLION FOR OUR SKY SEGMENT, AND US$46.8 MILLION FOR OUR CONTENT SEGMENT AND OTHER BUSINESSES.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR TELECOMMUNICATIONS SEGMENT DURING THIRD-QUARTER 2014 INCLUDED APPROXIMATELY US$41.1 MILLION FOR CABLEVISIÓN, US$81.5 MILLION FOR CABLEMÁS, US$39.9 MILLION FOR TVI, US$4.4 MILLION FOR CABLECOM, AND US$16.5 MILLION FOR BESTEL.

IN AUGUST 2014, WE ACQUIRED, PURSUANT TO APPLICABLE REGULATIONS, 100% OF THE EQUITY INTEREST OF GRUPO CABLE TV, S.A. DE C.V. (“CABLECOM”) THROUGH THE CONVERSION OF CERTAIN DEBT INSTRUMENTS PREVIOUSLY SUBSCRIBED BY TENEDORA ARES, S.A.P.I. DE C.V. (“ARES”), THE CONTROLLING COMPANY OF CABLECOM, THE CAPITALIZATION OF A LONG-TERM LOAN PREVIOUSLY SUBSCRIBED BY ARES, AND CASH IN THE AMOUNT OF PS.5,908 MILLION. THE TOTAL FAIR VALUE CONSIDERATION FOR THE ACQUISITION OF CABLECOM AMOUNTED TO PS.15,847.7 AT THE ACQUISITION DATE. WE BEGAN TO CONSOLIDATE CABLECOM IN OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF AUGUST 31, 2014, AND THEREFORE, OUR CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014, INCLUDED THE RESULTS OF CABLECOM FOR THE MONTH ENDED ON THAT DATE.

IN SEPTEMBER 2014, OUR PARTNER IN GSF AGREED TO PURCHASE OUR 50% EQUITY PARTICIPATION IN THE IUSACELL TELECOM BUSINESS AT A CASH PURCHASE PRICE OF US$717 MILLION (PS.9,623.2 MILLION). AS A RESULT OF THIS TRANSACTION, WHICH IS SUBJECT TO CUSTOMARY CLOSING CONDITIONS AND REQUIRED REGULATORY APPROVALS, WE RECOGNIZED A ONE-TIME NON-CASH LOSS OF APPROXIMATELY US$316 MILLION (PS.4,168.5 MILLION) IN CONSOLIDATED OTHER EXPENSE FOR THIRD-QUARTER 2014.

DEBT AND FINANCE LEASE OBLIGATIONS

THE FOLLOWING INFORMATION SETS FORTH OUR TOTAL CONSOLIDATED DEBT AND FINANCE LEASE OBLIGATIONS AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013. AMOUNTS ARE STATED IN MILLIONS OF MEXICAN PESOS:

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.77,040.5 MILLION AND PS.60,055.8 MILLION AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION  OF LONG-TERM DEBT IN THE AMOUNT OF PS.335.7 MILLION AND PS.312.7 MILLION, RESPECTIVELY.

ADDITIONALLY,  WE HAD FINANCE LEASE OBLIGATIONS IN THE AMOUNT OF PS.4,862.5 MILLION AND PS.4,919.2 MILLION AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.418.8 MILLION  AND PS.424.7 MILLION, RESPECTIVELY.

AS OF SEPTEMBER 30, 2014, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.39,747.5 MILLION. THE AGGREGATE AMOUNT OF NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF SEPTEMBER 30, 2014, AMOUNTED TO PS.6,151.1 MILLION.

IN SEPTEMBER 2014, WE PREPAID PESO-DENOMINATED LONG-TERM BANK LOANS IN THE PRINCIPAL AMOUNT OF PS.4,500.0 MILLION WHICH WERE ORIGINALLY DUE IN 2016. THE AGGREGATE AMOUNT PAID BY US AMOUNTED TO PS.4,775.9 MILLION WHICH INCLUDED RELATED ACCRUED INTEREST AND FEES.

SHARES OUTSTANDING

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013, AND EXCLUDING THE OUTSTANDING CPO EQUIVALENTS HELD IN A TRUST FOR THE IMPLEMENTATION OF THE LONG-TERM RETENTION PLAN, OUR SHARES OUTSTANDING AMOUNTED TO 338,373.3 MILLION AND 335,501.0 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,892.1 MILLION AND 2,867.5 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 578.4 MILLION AND 573.5 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

ABOUT TELEVISA

TELEVISA IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT OPERATES FOUR BROADCAST CHANNELS IN MEXICO CITY, PRODUCES AND DISTRIBUTES 24 PAY-TV BRANDS FOR DISTRIBUTION IN MEXICO AND THE REST OF THE WORLD, AND EXPORTS ITS PROGRAMS AND FORMATS TO THE U.S. THROUGH UNIVISION COMMUNICATIONS INC. (“UNIVISION”) AND TO OTHER TELEVISION NETWORKS IN OVER 50 COUNTRIES. TELEVISA IS ALSO AN ACTIVE PARTICIPANT IN MEXICO’S TELECOMMUNICATIONS INDUSTRY. IT HAS A MAJORITY INTEREST IN SKY, A LEADING DIRECT-TO-HOME SATELLITE TELEVISION SYSTEM OPERATING IN MEXICO, THE DOMINICAN REPUBLIC AND CENTRAL AMERICA AND IN FIVE CABLE AND TELECOMMUNICATIONS BUSINESSES: CABLEVISIÓN, CABLEMÁS, CABLECOM, TVI AND BESTEL. THROUGH ITS CABLE COMPANIES, TELEVISA OFFERS VIDEO, VOICE, AND BROADBAND SERVICES. TELEVISA ALSO HAS INTERESTS IN MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. IN ADDITION, TELEVISA HAS A 50% EQUITY STAKE IN GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE CONTROLLING COMPANY OF GRUPO IUSACELL, S.A. DE C.V. (“IUSACELL”), MEXICO’S THIRD LARGEST MOBILE TELECOM PROVIDER IN TERMS OF SUBSCRIBERS. IN THE UNITED STATES, TELEVISA HAS EQUITY AND DEBENTURES THAT, UPON CONVERSION AND SUBJECT TO ANY NECESSARY APPROVAL FROM THE FEDERAL COMMUNICATIONS COMMISSION (“FCC”) IN THE UNITED STATES, WOULD REPRESENT APPROXIMATELY 38% ON A FULLY DILUTED, AS-CONVERTED BASIS OF THE EQUITY CAPITAL IN BROADCASTING MEDIA PARTNERS, INC. (“BMP”), THE CONTROLLING COMPANY OF UNIVISION, THE LEADING MEDIA COMPANY SERVING THE UNITED STATES HISPANIC MARKET.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE FINANCIAL INSTITUTIONS THAT PERFORM FINANCIAL ANALYSIS ON THE SECURITIES OF GRUPO TELEVISA, S.A.B. ARE AS FOLLOWS:

INSTITUTION:
   BARCLAYS
   BBVA BANCOMER
   BTG PACTUAL
   CREDIT SUISSE
   GBM CASA DE BOLSA
   GOLDMAN SACHS
   HSBC
   INVEX
   ITAÚ SECURITIES
   JPMORGAN
   MAXIM GROUP
   MERRILL LYNCH
   MORGAN STANLEY
   NEW STREET
   SANTANDER
   SCOTIABANK
   UBS

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03 YEAR: 2014
GRUPO TELEVISA, S.A.B.
FINANCIAL STATEMENT NOTES
CONSOLIDATED Final Printing

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        BASIS OF PREPARATION AND ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013, AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013,  ARE UNAUDITED,  AND HAVE BEEN PREPARED BY USING THE GUIDELINES PROVIDED BY THE INTERNATIONAL ACCOUNTING STANDARD 34, INTERIM FINANCIAL REPORTING. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD, AND INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH WERE APPLIED ON A CONSISTENT BASIS AS OF SEPTEMBER 30, 2014, EXCEPT FOR THE NEW SEGMENT PRESENTATION DISCUSSED IN NOTE 8.

THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS WERE AUTHORIZED FOR ISSUANCE ON OCTOBER 20, 2014, BY THE GROUP’S CHIEF FINANCIAL OFFICER.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 CONSISTED OF:

	2014		2013
BUILDINGS	PS.	8,311,771	PS.	8,411,136
BUILDING IMPROVEMENTS		359,480		305,402
TECHNICAL EQUIPMENT		77,035,996		66,508,565
SATELLITE TRANSPONDERS		7,869,492		7,869,492
FURNITURE AND FIXTURES		893,175		825,284
TRANSPORTATION EQUIPMENT		2,084,711		1,907,209
COMPUTER EQUIPMENT		5,606,091		5,341,054
LEASEHOLD IMPROVEMENTS		1,572,460		1,528,911
		103,733,176		92,697,053
ACCUMULATED DEPRECIATION		(58,075,600)		(49,198,237)
		45,657,576		43,498,816
LAND		4,338,120		4,597,648
CONSTRUCTION AND PROJECTS IN PROGRESS		7,858,939		5,380,011
	PS.	57,854,635	PS.	53,476,475

DEPRECIATION CHARGED TO INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013 WAS PS.7,326,591 AND PS.6,568,396, RESPECTIVELY.

DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2014, THE GROUP INVESTED PS.10,081,440 IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES.

3.        DEBT AND FINANCE LEASE OBLIGATIONS:

DEBT AND FINANCE LEASE OBLIGATIONS OUTSTANDING AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 WERE AS FOLLOWS:

	2014		2013
U.S. DOLLAR DEBT:
6% SENIOR NOTES DUE 2018 (A)	PS.	6,683,315	PS.	6,507,849
6.625% SENIOR NOTES DUE 2025 (A)		7,650,855		7,414,019
8.50% SENIOR NOTES DUE 2032 (A)		3,995,541		3,890,267
6.625% SENIOR NOTES DUE 2040 (A)		7,895,223		7,679,931
5% SENIOR NOTES DUE 2045 (A)		12,902,825		-
TOTAL U.S. DOLLAR DEBT		39,127,759		25,492,066

MEXICAN PESO DEBT:
7.38% NOTES DUE 2020 (B)		9,957,093		9,951,803
TIIE + 0.35% NOTES DUE 2021 (B)		5,986,380		-
8.49% SENIOR NOTES DUE 2037 (A)		4,483,566		4,483,022
7.25% SENIOR NOTES DUE 2043 (A)		6,432,106		6,430,330
BANK LOANS		5,874,242		8,589,233
BANK LOANS (SKY)		3,500,000		3,500,000
BANK LOANS (TVI)		1,679,369		1,609,361
TOTAL MEXICAN PESO DEBT		37,912,756		34,563,749
TOTAL DEBT (C)		77,040,515		60,055,815
LESS: SHORT-TERM DEBT AND CURRENT
PORTION OF LONG-TERM DEBT		335,748		312,715
LONG-TERM DEBT, NET OF CURRENT PORTION	PS.	76,704,767	PS.	59,743,100
FINANCE LEASE OBLIGATIONS:
SATELLITE TRANSPONDER LEASE OBLIGATION	PS.	4,049,114	PS.	4,077,561
OTHER		813,375		841,686
TOTAL FINANCE LEASE OBLIGATIONS		4,862,489		4,919,247
LESS: CURRENT PORTION		418,806		424,698
FINANCE LEASE OBLIGATIONS, NET OF CURRENT
PORTION	PS.	4,443,683	PS.	4,494,549

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2018, 2025, 2032, 2037, 2040, 2043 AND 2045, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 6.31%, 6.97%, 8.94%, 8.93%, 6.97%, 7.62% AND 5.26% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037, 2040 AND 2043, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN THE GROUP’S CONTENT SEGMENT, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. THE SENIOR NOTES DUE 2018, 2025, 2032, 2037, 2040 AND 2045 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”). THE SENIOR NOTES DUE 2043 ARE REGISTERED WITH BOTH THE U.S. SEC AND THE MEXICAN BANKING AND SECURITIES COMMISSION (“COMISIÓN NACIONAL BANCARIA Y DE VALORES” OR “CNBV”).

(B)
INTEREST ON THESE NOTES (“CERTIFICADOS BURSÁTILES”) IS PAYABLE SEMI-ANNUALLY FOR NOTES DUE 2020 AND EVERY 28 DAYS FOR NOTES DUE 2021. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE NOTES DUE 2020, IN WHOLE OR IN PART, AT ANY SEMI-ANNUAL INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE NOTES DUE 2021, IN WHOLE OR IN PART, AT ANY DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND AN AVERAGE PRICE CALCULATED FROM PRICES TO BE PROVIDED AT THE REDEMPTION DATE BY TWO MEXICAN FINANCIAL PRICING COMPANIES. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES APPOINTED BY THE COMPANY’S BOARD OF DIRECTORS, AND ENGAGED IN THE GROUP’S CONTENT SEGMENT, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

(C)	TOTAL DEBT IS PRESENTED NET OF UNAMORTIZED FINANCE COSTS AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013, IN THE AGGREGATE AMOUNT OF PS.1,290,532 AND PS.808,585, RESPECTIVELY.

          IN APRIL 2014, THE COMPANY CONCLUDED AN OFFERING OF LOCAL BONDS (“CERTIFICADOS BURSÁTILES”) DUE 2021 FOR A PRINCIPAL AMOUNT OF PS.6,000,000  WITH AN INTEREST RATE OF THE 28-DAY INTERBANK EQUILIBRIUM INTEREST RATE (“TASA DE INTERÉS INTERBANCARIA DE EQUILIBRIO” OR “TIIE”) PLUS 0.35%, WHICH WAS REGISTERED WITH THE CNBV.

          IN MAY 2014, THE COMPANY CONCLUDED AN OFFERING OF U.S.$1,000 MILLION (PS.12,922,300) AGGREGATE PRINCIPAL AMOUNT OF 5% SENIOR NOTES DUE 2045, WHICH WAS REGISTERED WITH THE U.S. SEC.

          IN JUNE 2014, THE COMPANY DEPOSITED CASH INTO IRREVOCABLE TRUST ACCOUNTS FOR THE BENEFIT OF CERTAIN CREDITORS OF THE COMPANY’S PESO-DENOMINATED LONG-TERM BANK LOANS, THAT REPRESENTED A PRINCIPAL AMOUNT OF PS.4,500,000. IN SEPTEMBER 2014, THE COMPANY PREPAID PESO-DENOMINATED LONG-TERM BANK LOANS IN THE PRINCIPAL AMOUNT OF PS.4,500,000, WHICH WERE ORIGINALLY DUE IN 2016.

          IN SEPTEMBER 2014, THE COMPANY PREPAID A PESO-DENOMINATED LONG-TERM BANK LOAN PREVIOUSLY SUBSCRIBED BY CABLECOM IN THE PRINCIPAL AMOUNT OF PS.1,771,000, WHICH WAS ORIGINALLY DUE IN 2018. THIS PREPAYMENT WAS FUNDED BY THE COMPANY WITH A LONG-TERM BANK LOAN IN THE PRINCIPAL AMOUNT OF PS.1,782,000, WITH A MATURITY IN 2016.

4.        CONTINGENCIES:

THERE ARE SEVERAL LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE GROUP WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS AND CLAIMS IS EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL STATEMENTS AS A WHOLE; HOWEVER, THE COMPANY´S MANAGEMENT IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS AND CLAIMS.

5.        EQUITY:

THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013, IS PRESENTED AS FOLLOWS:

	2014		2013
NOMINAL CAPITAL STOCK	PS.	2,494,410	PS.	2,494,410
CUMULATIVE INFLATION ADJUSTMENT (A)		2,483,716		2,483,716
TOTAL CAPITAL STOCK	PS.	4,978,126	PS.	4,978,126
ADDITIONAL PAID-IN CAPITAL		15,889,819		15,889,819
RETAINED EARNINGS		57,301,130		49,149,607
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET		5,181,113		3,394,051
SHARES REPURCHASED		(12,650,720)		(12,848,448)
NET INCOME FOR THE PERIOD		2,882,651		7,748,279
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY	PS.	73,582,119	PS.	68,311,434

(A) ADJUSTMENT TO RECOGNIZE THE EFFECTS OF INFLATION IN CAPITAL STOCK THROUGH DECEMBER 31, 1997, DETERMINED BY APPLYING THE CHANGE IN THE MEXICAN NATIONAL CONSUMER PRICE INDEX BETWEEN THE DATES CAPITAL STOCK WAS CONTRIBUTED AND DECEMBER 31, 1997, THE DATE THROUGH WHICH THE MEXICAN ECONOMY WAS CONSIDERED HYPERINFLATIONARY UNDER THE GUIDELINES OF THE IFRS.

      ON APRIL 2, 2013, THE COMPANY’S STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND  OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE OF SERIES “A”, “B”, “D” AND “L” SHARES, NOT IN THE FORM OF A CPO, WHICH  WAS PAID IN CASH IN MAY 2013 IN THE AGGREGATE AMOUNT OF PS.1,084,192.

       ON DECEMBER 9, 2013, THE COMPANY´S STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE OF SERIES “A”, “B”, “D” AND “L” SHARES, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN DECEMBER 2013 IN THE AGGREGATE AMOUNT OF PS.1,084,192.

     AS OF SEPTEMBER 30, 2014, THE NUMBER OF SHARES ISSUED, ACQUIRED BY A COMPANY’S  TRUST AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	ACQUIRED BY A COMPANY’S TRUST	OUTSTANDING
SERIES “A” SHARES	123,273,961,425	8,169,668,784	115,104,292,641
SERIES “B” SHARES	58,982,873,976	5,592,438,989	53,390,434,987
SERIES “D” SHARES	90,086,525,865	5,147,255,699	84,939,270,166
SERIES “L” SHARES	90,086,525,865	5,147,255,699	84,939,270,166
	362,429,887,131	24,056,619,171	338,373,267,960

 AS OF SEPTEMBER 30, 2014, THE COMPANY’S SHARES REPURCHASED BY THE COMPANY AND THE COMPANY’S SHARES HELD BY A SPECIAL TRUST IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND THE LONG-TERM RETENTION PLAN ARE PRESENTED AS A CHARGE TO THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY, AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	-	-	-	PS.	-
HELD BY A COMPANY TRUST (2)	17,206,540,299	6,850,078,872	24,056,619,171		9,912,803
ADVANCES FOR ACQUISITION OF SHARES (3)	-	-	-		2,737,917
	17,206,540,299	6,850,078,872	24,056,619,171	PS.	12,650,720

(1)	DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2014 THE COMPANY DID NOT REPURCHASE ANY SHARES IN THE FORM OF CPOS.

(2)
DURING THE NINE MONTHS ENDED SEPTEMBER 2014, THE TRUST FOR THE LONG-TERM RETENTION PLAN ACQUIRED 15,795,000 SHARES OF THE COMPANY, IN THE FORM OF 135,000 CPOS, IN THE AMOUNT OF PS.10,183, AND RELEASED 2,515,356,792 SHARES IN THE FORM OF 21,498,776 CPOS, AND 372,683,376 SERIES”A” SHARES, IN THE AGGREGATE AMOUNT OF PS.730,156 IN CONNECTION WITH THE LONG-TERM RETENTION PLAN.

(3)	IN CONNECTION WITH THE LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY A SHARE-BASED COMPENSATION EXPENSE OF PS.600,972 AND PS.437,445 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013, RESPECTIVELY, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED INCOME AS ADMINISTRATIVE EXPENSE.

6.        FINANCE EXPENSE, NET:

FINANCE (EXPENSE) INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013, INCLUDED:

	2014		2013
INTEREST EXPENSE	PS.	(4,056,896)	PS.	(3,503,812)
FOREIGN EXCHANGE LOSS, NET		(365,988)		(304,321)
OTHER FINANCE EXPENSE, NET (1)		-		(157,560)
FINANCE EXPENSE		(4,422,884)		(3,965,693)
INTEREST INCOME (2)		891,944		791,679
OTHER FINANCE INCOME, NET (3)		738,756		-
FINANCE INCOME		1,630,700		791,679
FINANCE EXPENSE, NET	PS.	(2,792,184)	PS.	(3,174,014)

(1)   OTHER FINANCE EXPENSE, NET, INCLUDED A NET LOSS IN FAIR VALUE FROM DERIVATIVE FINANCIAL CONTRACTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013. THIS LINE ITEM ALSO INCLUDED A LOSS IN FAIR VALUE FROM AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO THE GROUP’S INVESTMENTS IN CONVERTIBLE DEBENTURES ISSUED BY BMP IN THE AMOUNT OF PS.32,308 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013.

(2)   THIS LINE ITEM INCLUDED INTEREST INCOME FROM THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP AND ARES IN THE AGGREGATE AMOUNT OF PS.387,977, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014, AND BY BMP IN THE AMOUNT OF PS.160,694 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013.

(3)  THIS LINE ITEM INCLUDED A GAIN IN FAIR VALUE FROM AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO THE GROUP’S INVESTMENTS IN CONVERTIBLE DEBENTURES ISSUED BY BMP IN THE AMOUNT OF PS.880,938 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014.

7.        INCOME TAXES:

          IN THE LAST QUARTER OF 2013 THE MEXICAN CONGRESS ENACTED A NEW TAX REFORM (THE “2014 TAX REFORM”), WHICH BECAME EFFECTIVE AS OF JANUARY 1, 2014.  AMONG THE TAX REFORMS APPROVED BY THE MEXICAN CONGRESS, ONE OF THE MOST RELEVANT CHANGES WAS THE ELIMINATION OF THE TAX CONSOLIDATION REGIME ALLOWED FOR MEXICAN CONTROLLING COMPANIES THROUGH DECEMBER 31, 2013.

          THE INCOME TAX PAYABLE IN CONNECTION WITH THE ELIMINATION OF THE TAX CONSOLIDATION REGIME AMOUNTED TO AN AGGREGATE AMOUNT OF PS. 6,636,049 AND PS.6,813,595 AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013, RESPECTIVELY, OF WHICH PS.6,291,975 AND PS.6,629,865 WERE CLASSIFIED AS NON-CURRENT LIABILITIES AS OF THOSE DATES, RESPECTIVELY.

          IN THE NINE MONTHS ENDED SEPTEMBER 30, 2013, CURRENT INCOME TAXES INCLUDED INCOME TAXES COMPUTED ON A TAX CONSOLIDATED BASIS, IETU (FLAT TAX), AND AMOUNTS RESULTING FROM INCOME TAXES RELATED TO PRIOR YEARS.

  THE INCOME TAX PAYABLE AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013, IN CONNECTION WITH THE 2010 MEXICAN TAX REFORM, WAS AS FOLLOWS:

	2014		2013
TAX LOSSES OF SUBSIDIARIES, NET	PS.	170,942	PS.	350,197
DIVIDENDS DISTRIBUTED AMONG THE GROUP’S ENTITIES		-		81,029
		170,942		431,226
LESS: CURRENT PORTION		94,698		260,285
NON-CURRENT PORTION	PS.	76,244	PS.	170,941

       THROUGH DECEMBER 31, 2013, CURRENT INCOME TAX ASSETS WERE OFFSET AGAINST CURRENT INCOME TAX LIABILITIES OF THE COMPANY’S MEXICAN SUBSIDIARIES THAT WERE ALLOWED TO CONSOLIDATE THEIR INCOME OR LOSS FOR INCOME TAX PURPOSES, AS THEY WERE RELATED TO INCOME TAXES LEVIED BY THE TAXATION AUTHORITY ON THE SAME TAXABLE ENTITY AND THE GROUP HAD THE LEGALLY ENFORCEABLE RIGHT TO SET OFF THOSE CURRENT INCOME TAX ASSETS AND LIABILITIES. BEGINNING ON JANUARY 1, 2014, AS A RESULT OF THE 2014 TAX REFORM, THE COMPANY IS NOT LONGER ALLOWED TO CONSOLIDATE INCOME OR LOSS OF ITS MEXICAN SUBSIDIARIES FOR INCOME TAX PURPOSES, AND CURRENT TAX ASSETS AND CURRENT TAX LIABILITIES OF COMPANIES IN THE GROUP RELATE TO INCOME TAXES LEVIED BY THE TAXATION AUTHORITY ON DIFFERENT TAXABLE ENTITIES.

       AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013, CURRENT INCOME TAX ASSETS AND LIABILITIES AND DEFERRED INCOME TAX ASSETS AND LIABILITIES, AS REPORTED BY TAXABLE ENTITIES IN THE GROUP, ARE PRESENTED AS FOLLOWS:

	2014		2013
CURRENT INCOME TAXES:
ASSETS	PS.	5,253,858	PS.	1,545,548
LIABILITIES		4,872,009		198,370
NET (1)	PS.	381,849	PS.	1,347,178
DEFERRED INCOME TAXES:
ASSETS	PS.	15,118,259	PS.	10,608,778
LIABILITIES		3,958,608		-
NET	PS.	11,159,651	PS.	10,608,778

        (1) THE NET AMOUNT OF CURRENT INCOME TAXES OF SEPTEMBER 30, 2014 IS REFLECTED AS OTHER ACCOUNTS RECEIVABLE (PS.406,357) AND OTHER TAXES PAYABLE (PS.24,508) IN THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2014.

       THE DEFERRED INCOME TAXES AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013, WERE PRINCIPALLY DERIVED FROM:

	2014		2013
ASSETS:
ACCRUED LIABILITIES	PS.	1,404,984	PS.	1,455,444
ALLOWANCE FOR DOUBTFUL ACCOUNTS		733,431		753,090
CUSTOMER ADVANCES		2,122,716		2,480,552
INTANGIBLE ASSETS AND TRANSMISSION RIGHTS		501,895		755,985
LIABILITIES:
INVESTMENTS		(207,877)		(1,147,683)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,375,573)		(1,727,736)
DERIVATIVE FINANCIAL INSTRUMENTS		(401,694)		(366,225)
PREPAID EXPENSES AND OTHER ITEMS		(400,942)		(542,435)
DEFERRED INCOME TAXES OF MEXICAN COMPANIES		2,376,940		1,660,992
DEFERRED INCOME TAX OF FOREIGN SUBSIDIARIES		165,832		165,832
ASSET TAX		680,835		845,910
TAX LOSS CARRYFORWARDS		7,936,044		7,936,044
DEFERRED INCOME TAX ASSET, NET	PS.	11,159,651	PS.	10,608,778

8. SEGMENT INFORMATION AND SEASONALITY:

 INFORMATION BY SEGMENTS FOR THE NINE MONTS ENDED SEPTEMBER 30, 2014 AND 2013, IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
2014:
CONTENT	PS.	23,739,191	PS.	785,520	PS.	22,953,671	PS.	10,399,716
SKY		13,009,152		10,619		12,998,533		6,166,605
TELECOMMUNICATIONS		14,709,448		88,342		14,621,106		5,387,029
OTHER BUSINESSES		5,670,925		146,088		5,524,837		454,227
SEGMENT TOTALS		57,128,716		1,030,569		56,098,147		22,407,577
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(1,030,569)		(1,030,569)		-		(1,056,754)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(8,181,297)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		56,098,147		-		56,098,147		13,169,526	(1)
OTHER EXPENSE, NET		-		-		-		(4,759,838)
CONSOLIDATED TOTAL	PS.	56,098,147	PS.	-	PS.	56,,098,147	PS.	8,409,688	(2)

2013:
CONTENT	PS.	23,383,784	PS.	661,219	PS.	22,722,565	PS.	10,860,541
SKY		11,917,600		18,280		11,899,320		5,553,219
TELECOMMUNICATIONS		12,539,367		58,446		12,480,921		4,475,572
OTHER BUSINESSES		5,498,641		253,800		5,244,841		481,195
SEGMENT TOTALS		53,339,392		991,745		52,347,647		21,370,527
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(991,745)		(991,745)		-		(834,052)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(7,278,088)
CONSOLIDATED TOTAL BEFORE OTHER INCOME		52,347,647		-		52,347,647		13,258,387	(1)
OTHER INCOME, NET		-		-		-		160,826
CONSOLIDATED TOTAL	PS.	52,347,647	PS.	-	PS.	52,347,647	PS 13,419,213		(2)

(1)	CONSOLIDATED TOTALS REPRESENTS INCOME BEFORE OTHER INCOME (EXPENSE).
(2)	CONSOLIDATED TOTALS REPRESENTS CONSOLIDATED OPERATING INCOME.

NEW SEGMENT PRESENTATION

           BEGINNING IN THE FIRST QUARTER OF 2014, THE GROUP’S OTHER BUSINESSES SEGMENT INCLUDES THE PUBLISHING BUSINESS, WHICH WAS PREVIOUSLY PRESENTED AS A SEPARATE REPORTABLE SEGMENT. THE GROUP’S PUBLISHING BUSINESS WAS CLASSIFIED INTO THE OTHER BUSINESSES SEGMENT SINCE ITS OPERATIONS ARE NO LONGER SIGNIFICANT TO THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS TAKEN AS A WHOLE.

SEASONALITY

THE GROUP’S RESULTS OF OPERATIONS ARE SEASONAL. THE GROUP TYPICALLY RECOGNIZES A LARGE PERCENTAGE OF ITS CONSOLIDATED NET SALES (PRINCIPALLY ADVERTISING) IN THE FOURTH QUARTER IN CONNECTION WITH THE HOLIDAY SHOPPING SEASON. IN 2013 AND 2012, THE GROUP RECOGNIZED 29.1% AND 28.6%, RESPECTIVELY, OF ITS ANNUAL CONSOLIDATED NET SALES IN THE FOURTH QUARTER OF THE YEAR. THE GROUP’S COSTS, IN CONTRAST TO ITS REVENUES, ARE MORE EVENLY INCURRED THROUGHOUT THE YEAR AND GENERALLY DO NOT CORRELATE TO THE AMOUNT OF ADVERTISING SALES.

THE CONSOLIDATED NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY FOR EACH OF THE FOUR QUARTERS IN THE PERIOD ENDED SEPTEMBER 30, 2014, IS PRESENTED AS FOLLOWS:
		QUARTER	ACCUMULATED		QUARTER
4TH	/	13	PS.	7,748,279	PS.	2,463,830
1ST	/	14		853,868		853,868
2ND	/	14		3,065,452		2,211,584
3RD	/	14		2,882,651		(182,801)

9.       CAPITAL CONTRIBUTIONS IN JOINT VENTURE:

      DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND THE YEAR ENDED DECEMBER 31, 2013, THE GROUP MADE CAPITAL CONTRIBUTIONS IN CONNECTION WITH ITS 50% JOINT INTEREST IN GSF, THE PARENT COMPANY OF IUSACELL, IN THE AGGREGATE AMOUNT OF  PS.1,337,500 AND PS.1,587,500, RESPECTIVELY. DURING  2014, NO CAPITAL CONTRIBUTIONS WERE MADE BY THE GROUP IN CONNECTION WITH ITS 50% JOINT INTEREST IN GSF.

10.      OTHER TRANSACTIONS:

          IN AUGUST 2014, THE GROUP CONCLUDED THE ACQUISITION, PURSUANT TO APPLICABLE REGULATIONS, OF 100% OF THE EQUITY INTEREST OF CABLECOM THROUGH THE CONVERSION OF CERTAIN DEBT INSTRUMENTS PREVIOUSLY SUBSCRIBED BY ARES, THE CONTROLLING COMPANY OF CABLECOM, IN THE PRINCIPAL AMOUNT OF PS.7,000,000 AND RELATED ACCRUED INTEREST AT THE ACQUISITION DATE OF PS.297,292, AND AN ADDITIONAL CONSIDERATION OF PS.8,550,369, COMPRISED OF (I) THE CAPITALIZATION OF A LONG-TERM CREDIT PREVIOUSLY SUBSCRIBED  BY ARES IN THE PRINCIPAL AMOUNT OF U.S.$195 MILLION (Ps.2,573,961) AND RELATED ACCRUED INTEREST AT THE ACQUISITION DATE OF U.S.$5.2 MILLION (PS.68,406); AND (II) CASH IN THE AMOUNT OF PS.5,908,002. THE TOTAL FAIR VALUE CONSIDERATION FOR THE ACQUISITION OF CABLECOM AMOUNTED TO PS.15,847,661 AT THE ACQUISITION DATE, AND THE GROUP RECOGNIZED AN EXCESS OF THE PURCHASE PRICE OVER THE CARRYING VALUE OF THE ACQUIRED NET ASSETS IN THE AMOUNT OF Ps.11,524,046, BASED ON A PRELIMINARY VALUATION. THE GROUP EXPECTS TO COMPLETE A FINAL VALUATION AND PURCHASE PRICE ALLOCATION OF THIS TRANSACTION IN THE FIRST QUARTER OF 2015. THE GROUP BEGAN TO CONSOLIDATE CABLECOM IN ITS CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF AUGUST 31, 2014, AND THEREFORE, ITS CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2014, INCLUDED THE RESULTS OF CABLECOM FOR THE MONTH ENDED ON THAT DATE.

          AMOUNTS RECOGNIZED BY THE GROUP AS OF AUGUST 31, 2014 (THE ACQUISITION DATE) FOR MAJOR CLASS OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF CABLECOM, ARE SET FORTH AS FOLLOWS:

	AUGUST 31, 2014
ASSETS:
CASH AND CASH EQUIVALENTS	PS.	. 371,353
OTHER CURRENT ASSETS		439,709
TOTAL CURRENT ASSETS		811,062
NON-CURRENT ASSETS		6,279,105
TOTAL ASSETS		7,090,167
LIABILITIES:
SHORT-TERM DEBT AND FINANCE LEASE OBLIGATIONS		447,875
OTHER CURRENT LIABILITIES		622,487
TOTAL CURRENT LIABILITIES		1,070,362
LONG-TERM DEBT AND FINANCE LEASE OBLIGATIONS		1,411,047
OTHER NON-CURRENT LIABILITIES		285,144
TOTAL NON-CURRENT LIABILITIES		1,696,191
TOTAL LIABILITIES		2,766,553
TOTAL NET ASSETS	PS.	4,323,614

         IN THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013, ROYALTY REVENUE FROM UNIVISION AMOUNTED TO PS.3,105,373 AND PS.2,555,310, RESPECTIVELY.

- - - - - - - - - - - -

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
CONSOLIDATED
Final Printing
COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	%OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
					ACQUISITION COST	BOOK VALUE
1	ARGOS COMUNICACION, S.A. DE C.V.	PRODUCTIONS OF T.V. PROGRAMS BROADCASTING OF T.V.	34,151,934	33.00	141,932	61,860

2	BROADCASTING MEDIA PARTNERS, INC	PROMOTION AND/OR DEVELOPMENT OF ENTERTAINMENT COMPANIES	842,850	7.81	2,584,818	3,181,286

3	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	5,780

4	ENDEMOL MEXICO, S.A. DE C.V.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	310

5	GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I. DE C.V.	TELECOM	54,666,667	33.33	54,667	542,630

6	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	876,666

7	OLLIN VFX, S.A. DE C.V.	TELEVISION AND CINEMA PRODUCTION	34	25.37	13,333	13,333

8	T&V S.A.S.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	1,849	49.97	312	312
TOTAL INVESTMENT IN ASSOCIATES					3,890,168	4,682,177

OBSERVATIONS:

CREDITS BREAKDOWN
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NOT)	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANCO NACIONAL DE MÉXICO, S.A.	NO	4/20/2006	4/20/2016	8.74			2,100,000
BANCO SANTANDER , S.A.	NO	4/21/2006	4/21/2016	TIIE+24			1,400,000
BANCO MERCANTIL DEL NORTE, S.A.	NO	2/24/2011	2/21/2016	TIIE+1.90	66,365	199,095	610,328
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.40						399,350
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.06				319,480		479,220
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2018	8.77					399,500
HSBC MÉXICO, S.A.	NO	3/28/2011	3/30/2018	TIIE+117.5			624,190	1,248,380	624,190
AF BANREGIO, S.A. DE C.V.	NO	10/4/2012	10/2/2017	TIIE+2.50	1,500	4,500	9,600	18,400
HSBC MÉXICO, S.A.	NO	5/29/2013	5/29/2019	TIIE+1.70	16,072	48,216	64,774	64,774	64,774	212,175
HSBC MÉXICO, S.A.	NO	7/4/2014	7/4/2019	TIIE+1.40						298,795
BANCO SANTANDER, S.A	NO	9/29/2014	9/29/2016	TIIE+.15			1,779,933

OTHER
TOTAL BANKS					83,937	251,811	6,588,825	1,651,034	1,088,464	1,389,540	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SENIOR NOTES	YES	5/9/2007	5/11/2037	8.93						4,483,566
NOTES	NO	10/14/2010	10/1/2020	7.38						9,957,093
SENIOR NOTES	YES	5/14/2013	5/14/2043	7.25						6,432,106
NOTES	NO	4/7/2014	4/1/2021	TIIE+.35						5,986,380
SENIOR NOTES	YES	5/6/2008	5/15/2018	6.31											6,683,315
SENIOR NOTES	YES	3/18/2005	3/18/2025	6.97												7,650,855
SENIOR NOTES	YES	3/11/2002	3/11/2032	8.94												3,995,541
NOTES	YES	11/23/2009	1/15/2040	6.97												7,895,223
NOTES	YES	5/13/2014	5/13/2045	5.26												12,902,825
SECURED					0	0	0	0	0	26,859,145	0	0	0	0	6,683,315	32,444,444
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST
CSI LEASING MÉXICO, S. DE R.L. DE C.V.	NO	12/1/2011	10/1/2015		7,563	2,272	249
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2020		8,008	79,420	76,699	74,679	73,197	143,620
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	7/1/2014	8/1/2019		5,800	16,584	19,652	17,425	15,654	12,736
ALD AUTOMITIVE, S.A. DE C.V.	NO	12/1/2013	12/1/2015		588	1,850	2,403
INTELSAT GLOBAL SALES & MARKETING, LTD.	YES	10/1/2012	9/1/2027								47,183	146,811	208,639	224,390	241,330	3,180,761
IP MATRIX, S.A. DE C.V.	YES	11/1/2009	11/1/2015								3,846	11,831	671
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2021								18,548	17,955	18,300	18,899	19,506	62,502
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	5/29/2013	7/1/2017								482	2,492	3,517	3,314
CISCO SYSTEMS CAPITAL CORPORATION	NO	10/10/2012	8/27/2016								13,212	34,361	25,540
TOTAL CURRENT AND NON-CURRENT LIABILITIES WITH COST					21,959	100,126	99,003	92,104	88,851	156,356	83,271	213,450	256,667	246,603	260,836	3,243,263

SUPPLIERS
VARIOUS	NO	10/1/2014	9/30/2015			7,328,613
VARIOUS	YES	10/1/2014	9/30/2015									5,042,418
TOTAL SUPPLIERS					0	7,328,613	0	0	0	0	0	5,042,418	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES
VARIOUS	NO					15,792,935	46,857	11,207	2,875	304,283
TRANSMISSION RIGHTS	NO						191,234	93,484	15,954	56,305
CUSTOMER DEPOSITS AND ADVANCES	NO						897,596
2010 AND 2014 MEXICAN TAX REFORM	NO						381,424	770,289	1,400,698	3,815,808
DERIVATIVE FINANCIAL INSTRUMENTS	NO						107,195		230,709	595
VARIOUS	YES											1,194,767				83,808
TRANSMISSION RIGHTS	YES												724,997	407,043	351,764	310,780
OTHER CURRENT AND NON-CURRENT LIABILITIES					-	15,792,935	1,624,306	874,980	1,650,236	4,176,991	-	1,194,767	724,997	407,043	351,764	394,588

TOTAL					105,896	23,473,485	8,312,134	2,618,118	2,827,551	32,582,032	83,271	6,450,635	981,664	653,646	7,295,915	36,082,295

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS:

$ 13.4215 PESOS PER U.S. DOLLAR

DOES NOT INCLUDE TAX LIABILITIES INCLUDED PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF. 21050000 TAXES PAYABLE) OF PS.59,457 AND PS.1,142,206, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

BANK LOANS AND SENIOR NOTES ARE PRESENTED NET OF UNAMORTIZED FINANCE COSTS IN THE AGGREGATE AMOUNT OF PS.1,290,532.

MONETARY FOREIGN CURRENCY POSITION
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS

MONETARY ASSETS	3,366,036	45,177,252	160,815	2,158,380	47,335,632

CURRENT	2,061,036	27,662,195	112,353	1,507,947	29,170,142

NON-CURRENT	1,305,000	17,515,057	48,462	650,433	18,165,490

LIABILITIES POSITION	3,882,672	50,974,529	47,115	632,354	51,606,883

CURRENT	449,647	6,034,935	41,607	558,428	6,593,363

NON-CURRENT	3,433,025	44,939,594	5,508	73,926	45,013,520

NET BALANCE	(516,636)	(5,797,277)	113,700	1,526,026	(4,271,251)

NOTES:

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	13.4215	PESOS PER U.S. DOLLAR
	16.9554	PESOS PER EURO
	11.9932	PESOS PER CANADIAN DOLLAR
	1.5932	PESOS PER ARGENTINEAN PESO
	0.5417	PESOS PER URUGUAYAN PESO
	0.0224	PESOS PER CHILEAN PESO
	0.0067	PESOS PER COLOMBIAN PESO
	4.6749	PESOS PER PERUVIAN NUEVO SOL
	14.0751	PESOS PER SWISS FRANC
	2.1304	PESOS PER STRONG BOLIVAR
	5.4894	PESOS PER BRAZILIAN REAL
	21.7599	PESOS PER STERLING LIBRA
	2.1866	PESOS PER CHINESE YUAN
	1.8609	PESOS PER SWEDISH KRONA

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG - TERM DEBT SECURITIES

THE AGREEMENTS OF THE U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS.4,500 MILLION, U.S.$600 MILLION, PS.6,500 MILLION AND U.S.$1,000 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2018, 2025, 2032, 2037, 2040, 2043 AND 2045, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENTS OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION AND DUE 2021 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.6,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE AGREEMENTS OF LONG-TERM CREDITS ENTERED INTO BY THE COMPANY WITH TWO MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.4,100 MILLION, AND MATURITIES BETWEEN 2016 AND 2021, THE COMPANY IS REQUIRED TO (A) MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) COMPLY WITH A RESTRICTIVE COVENANT ON SPIN-OFFS, MERGERS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE LONG-TERM LOANS ENTERED INTO BY SKY WITH TWO MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.3,500 MILLION, WITH A MATURITY IN 2016, AND GUARANTEED BY THE COMPANY, SKY IS REQUIRED TO MAINTAIN (A) CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) CERTAIN RESTRICTIVE COVENANTS ON INDEBTEDNESS, LIENS, ASSET SALES, AND CERTAIN MERGERS AND CONSOLIDATIONS.

UNDER THE TERMS OF THE AGREEMENTS OF LONG-TERM CREDITS ENTERED INTO BY A SUBSIDIARY OF THE COMPANY WITH TWO MEXICAN BANKS FOR AN AMOUNT PAYABLE OF $1,651 MILLION AS OF SEPTEMBER 30, 2014 AND MATURITIES BETWEEN 2014 AND 2019, THIS SUBSIDIARY IS REQUIRED TO COMPLY WITH CERTAIN FINANCIAL RATIOS AND SOME RESTRICTIVE COVENANTS.

COMPLIANCE WITH FINANCIAL RESTRICTIONS

AT SEPTEMBER 30, 2014, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

SALES DISTRIBUTION BY PRODUCT
TOTAL SALES
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(1,021,183)

CONTENT:
ADVERTISING		16,510,307			GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
					HAVAS MEDIA, S.A. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					COMERCIALIZADORA PEPSICO MÉXICO, S. DE R.L. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE MÉXICO, S. DE R.L. DE C.V.
					BIMBO, S.A. DE C.V.
					THE COCA COLA EXPORT CORPORATION SUCURSAL EN MÉXICO
					PEGASO PCS S.A. DE C.V.
					MARCAS NESTLÉ, S.A. DE C.V.
NETWORK SUBSCRIPTION REVENUE		1,494,073			MEGA CABLE, S.A. DE C.V.
					CABLEVISIÓN RED, S.A. DE C.V.
LICENSING AND SYNDICATIONS		555,138			VARIOUS

SKY :
DTH BROADCAST SATELLITE		11,754,470		SKY	SUBSCRIBERS
PAY PER VIEW		148,872
CHANNEL COMMERCIALIZATION		274,025			COMPAÑÍA INTERNACIONAL DE RADIO Y TELEVISIÓN, S.A.
					WDC MÉXICO S. DE R.L. DE C.V.

TELECOMMUNICATIONS:
DIGITAL SERVICE		6,279,336		CABLEVISIÓN, CABLEMÁS, TVI Y	SUBSCRIBERS
INTERNET SERVICES		3,518,131		CABLECOM
SERVICE INSTALLATION		92,040
PAY PER VIEW		27,258
CHANNEL COMMERCIALIZATION		341,486			MULTILMEDIOS S.A. DE C.V.
					TENEDORA DE CINES, S.A. DE C.V.
					TELEVISORA FRONTERIZA, S.A. DE C.V.
					CANAL DE NOTICIAS DE ROSARITO, S.A. DE C.V.
TELEPHONY		1,872,629
TELECOMMUNICATIONS		2,047,830		BESTEL Y CABLECOM	SUBSCRIBERS
OTHER		175,692

OTHER BUSINESSES:
PUBLISHING:
MAGAZINE CIRCULATION	19,960	408,517		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				OK MAGAZINE
				TÚ MAGAZINE
				SKY VIEW MAGAZINE
				MUY INTERESANTE MAGAZINE
				COCINA FÁCIL MAGAZINE
ADVERTISING		464,597			FÁBRICAS DE CALZADO ANDREA, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					DILTEX, S.A. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MÉXICO, S. DE R.L DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					PARFUMERIE VERSAILLES, S.A. DE C.V.
					COLGATE PALMOLIVE, S.A. DE C.V.
					ORIONTWORLDWIDE, S.A. DE C.V.
OTHER INCOME		12,830			VARIOUS

DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		231,589			CINE VIDEO Y TV, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					CINEMARK DE MÉXICO, S.A. C.V.
					TENEDORA DE CINES, S.A. DE C.V.
					EN PANTALLA PRODUCCIONES INTERNACIONALES, S.A. DE C.V.
SPECIAL EVENTS AND SHOW PROMOTION		793,453		CLUB DE FÚTBOL AMÉRICA	GENERAL PUBLIC (AUDIENCE)
				IMPULSORA DEL DEPORTIVO NECAXA	FEDERACIÓN MEXICANA DE FÚTBOL ASOCIACIÓN, A.C.
				ESTADIO AZTECA	AFICIÓN FUTBOL, S.A. DE C.V.
GAMING		1,617,821		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		505,910			HAVAS MEDIA, S.A DE C.V.
					TIENDAS SORIANA, S.A. DE C.V.
					OPTIMUM MEDIA DIRECTION DE MÉXICO, S.A. DE C.V.
					ARENA COMMUNICATIONS, S.A. DE C.V.
					TIENDAS CHEDRAUI, S.A. DE C.V.
					IPG MEDIA BRANDS COMMUNICATIONS, S.A. DE C.V.
					TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION	6,734	151,132		HOLA MÉXICO MAGAZINE	VARIOUS
				ENTREPRENEUR MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MINIREVISTA MINA MAGAZINE	DEALERS
				MONSTER HIGH MAGAZINE	COMMERCIAL CENTERS (MALLS)
				BRAVO POR TI MAGAZINE
				SELECCIONES MAGAZINE

EXPORT SALES
CONTENT:
ADVERTISING		200,126			CC MEDIOS Y COMUNICACIONES, C.A.
NETWORK SUBSCRIPTION REVENUE		584,580			INTERESES EN EL ITSMO, S.A.
					DIRECTV ARGENTINA SOCIEDAD ANÓNIMA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV

LICENSING AND SYNDICATIONS		4,272,741		TELEVISA	NETFLIX, INC
				TELEVISA	CORPORACIÓN VENEZOLANA DE TELEVISIÓN, C.A.
				TELEVISA	COMPAÑÍA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	RED TELEVISIVA MEGAVISION, S.A.
				TELEVISA	RCN TELEVISIÓN, S.A.
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		106,490		CLUB AMÉRICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		52,558			NETFLIX, INC

SUBSIDIARIES SALES ABROAD
CONTENT:
ADVERTISING		122,226			INITIATIVE MEDIA, INC.
					OPTIMUM MEDIA DIRECTION, INC.
					GROUP M MATRIX
SKY:
DTH BROADCAST SATELLITE		831,785		SKY	SUBSCRIBERS
TELECOMMUNICATIONS:
TELECOMMUNICATIONS		355,046		BESTEL	SUBSCRIBERS

OTHER BUSINESS:
PUBLISHING:
MAGAZINE CIRCULATION	29,621	495,849		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TÚ MAGAZINE
				MUY INTERESANTE MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
ADVERTISING		604,210			MCCANN ERICKSON N.Y.
					ESPACIOS, S.A.
					R.C.N. TELEVISIÓN S.A.
					MEDIACOM MIAMI
PUBLISHING DISTRIBUTION:	4,347	82,777		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				VOGUE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				HOLA MAGAZINE
				EL CUERPO HUMANO MAGAZINE
				HELLO KITTY MAGAZINE
				15 MINUTOS MAGAZINE
				TEJER FÁCIL MAGAZINE
RENTALS OF MOVIE FILMS		143,192			LIONS GATES FILMS, INC.
INTERSEGMENT ELIMINATIONS		(9,386)

TOTAL	60,662	56,098,147

ANALYSIS OF PAID CAPITAL STOCK CHARACTERISTIC OF THE SHARES
CONSOLIDATED
Final Printing
SERIES	NOMINAL VALUE (PS.)	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	115,104,292,641	0	115,104,292,641	0	848,428	0
B	0.00000	0	53,390,434,987	0	53,390,434,987	0	405,948	0
D	0.00000	0	84,939,270,166	0	84,939,270,166	0	620,017	0
L	0.00000	0	84,939,270,166	0	0	84,939,270,166	620,017	0
TOTAL			338,373,267,960	0	253,433,997,794	84,939,270,166	2,494,410	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							338,373,267,960

NOTES:

THE NUMBER OF OUTSTANDING SHARES PRESENTED IN THE TABLE ABOVE PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

FINANCIAL STATEMENT NOTES
CONSOLIDATED
Final Printing

11060060: AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.5,523,462 AND PS.4,970,603, RESPECTIVELY.

12080050: AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.8,736,456 AND PS.9,064,845, RESPECTIVELY.

91000010: AT SEPTEMBER 30, 2014 DOESN´T INCLUDE TAX LIABILITIES IN FOREIGN CURRENCY FOR PS.59,457 (SEE ATTACHED BREAKDOWN OF CREDITS).

CUM40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

CUM40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i.           Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the third quarter of 2014, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until September 30th, 2014, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de México. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.

The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from July to September 2014, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii.           General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii.           Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv.           Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.

Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, three “Knock-out Option Call” agreements through which Televisa hedged against severe Mexican Peso depreciation for a notional amount of U.S.$52,500,000.00 (Fifty Two Million Five Hundred Thousand Dollars 00/100) by paying premiums, expired. These options were entered in December 2011, and expired with Televisa not exercising them in July and September 2014.

Likewise there were no defaults or margin calls under financial derivative transactions.

v.           Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa, Corporación Novavisión, S. de R.L. de C.V. and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1

GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
September 30, 2014
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter	Previous Quarter (5)	Current Quarter D(H) (4)	Previous Quarter D(H) (5)	Maturing per Year
Interest Rate Swap (2)	Hedging	Ps. 1,400,000	TIIE 28 days + 24bps / 8.415%	TIIE 28 days + 24bps / 8.415%	(93,890)	(115,652)	Monthly interest 2014-2016	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(190,117)	(230,915)	Monthly interest 2014-2018	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 3,000,000	TIIE 28 days / 6.0833%	TIIE 28 days / 6.0833%	(40,592)	(105,815)	Monthly interest 2014-2021	Does not exist (6)
FX Options (1)	Hedging	USD 150,000	USD 150,000	USD 202,500	669	1,422	2014-2015	Does not exist (6)
Interest Rate Swap (3)	Hedging	Ps.1,550,547	TIIE 28 days / 5.074%	TIIE 28 days / 5.084%	(13,900)	(25,272)	Monthly Interest 2014-2019	Does not exist (6)
Forward (3)	Hedging	USD 6,000 / Ps.78,455	USD 6,000 / Ps.78,455	USD 6,000 / Ps.77,344	2,286	757	2014	Does not exist (6)
					(335,544)	(475,475)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(3)	Acquired by Televisión Internacional, S.A. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as September 30, 2014, included in the relevant SIFIC, is as follows:

11060020	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	2,538
12080010	FINANCIAL DERIVATIVE INSTRUMENTS		417
22050010	FINANCIAL DERIVATIVE INSTRUMENTS		(338,499)
		Ps.	(335,544)
The financial derivatives shown in the above table are those whose aggregate value could represent 5% of the consolidated assets, liabilities or capital, or 3% of the consolidated sales, of Grupo Televisa, S.A.B., for the most recent quarter.
(5)	Information for the second quarter of 2014.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

DECLARATION OF THE REGISTRANT´S OFFICERS RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE THIRD QUARTER OF 2014, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO FERNANDO AZCÁRRAGA JEAN	/s/ SALVI RAFAEL FOLCH VIADERO
EMILIO FERNANDO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	SALVI RAFAEL FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., OCTOBER 23, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 28, 2014	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel